Irwin Financial corp

Annual Report 2003

Irwin Financial Corporation
2003 Annual Report

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its principal lines of business— Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures—provides a broad range of financial services to consumers and small businesses in selected markets in North America.

(In thousands)	2003	2002	2001	2000	1999
For the year					
Net revenues	$ 553,601	$ 404,647	$ 387,019	$ 290,626	$ 255,318
Other operating expense	435,199	318,416	312,819	231,095	202,681
Net income	72,817	53,328	45,516	35,666	33,156
Return on average equity	18.37%	16.66%	21.82%	20.83%	21.51%
Return on average assets	1.40	1.33	1.45	1.76	2.01
Dividend payout ratio	10.76	14.01	12.13	14.13	12.93
Common Share Data					
Earnings per share—diluted	2.45	1.89	2.00	1.67	1.51
Cash dividends	0.28	0.27	0.26	0.24	0.20
Book value	15.36	12.98	10.81	8.92	7.55
Market value at December 31,	31.40	16.50	17.00	21.19	17.81
At year end					
Assets	$ 4,988,359	$ 4,910,392	$ 3,446,602	$ 2,425,690	$ 1,682,992
Deposits	2,899,662	2,693,810	2,308,962	1,442,589	870,318
Loans held for sale	883,895	1,314,849	502,086	579,788	508,997
Loans and leases	3,161,054	2,815,276	2,137,822	1,234,922	733,424
Allowance for loan and lease losses	64,285	50,936	22,283	13,129	8,555
Collateralized debt	590,131	391,425	—	—	—
Other long-term debt and trust preferred securities	270,184	263,070	228,500	183,500	80,000
Shareholders' equity	432,260	360,555	231,665	188,870	159,296
Managed first mortgage servicing portfolio	29,640,122	16,792,669	12,875,532	9,196,513	10,488,112
Managed home equity portfolio	1,513,289	1,830,339	2,064,542	1,625,719	777,934
Total risk-based capital ratio	15.1%	13.2%	10.8%	13.6%	13.5%
Tier 1 leverage ratio	11.2	9.7	9.4	12.4	12.8
Averages					
Assets	$ 5,187,135	$ 4,005,803	$ 3,135,242	$ 2,022,980	$ 1,648,001
Equity	396,214	320,018	208,578	171,196	154,143
Shares outstanding—diluted	30,850	29,675	24,173	21,593	21,886

Irwin Financial at a Glance

Our strategy is to position the Corporation as an interrelated group of focused lines of business providing customized banking services to consumers and small businesses and optimizing the productivity of our capital.

Serving Consumers:

	Mortgage Banking	Home Equity Lending
Our lines of business	Irwin Mortgage originates and services residential first mortgage loans nationwide.	Irwin Home Equity originates and services prime-quality, high loan-to-value home equity loans nationwide.
Our strategy in each line of business	Emphasizes products for first time homebuyers with special needs and mortgage brokers and correspondents who value our service, through a multi-channel distribution system.	Leverages expertise in credit underwriting and servicing to serve the financing needs of homeowners.
2003 Highlights	○ Net income of $78.1 million, a 75% increase over 2002. ○ Loan originations of $22.7 billion, a 99% increase over 2002. ○ Servicing portfolio of $29.6 billion, a 77% increase year-over-year. ○ Correspondent division (started 2002) originations of $6.3 billion, or 28% of total.	○ Net loss of $19.9 million, compared to net income of $10.0 million in 2002. ○ Loan originations of $1.1 billion, an increase of 6% over 2002. ○ Managed portfolio increased by 17% to $1.5 billion at year-end.

Serving Small Businesses:

Commercial Banking	Commercial Finance	Venture Capital
Irwin Union Bank and Trust, founded in 1871, and Irwin Union Bank F.S.B. provide commercial banking services to small businesses in selected parts of the Midwest and Rocky Mountain states.	Irwin Commercial Finance leases a variety of equipment and finances quick service franchise restaurant operations.	Irwin Ventures invests private equity in early-stage companies.
Focuses on serving the commercial and private banking needs of small businesses and their owners. Provides customers with highly personalized, flexible service through experienced local management and staff.	Targets under-served niches with a full range of small-ticket equipment leasing and franchise financing services throughout the United States and Canada.	Invests in early-stage companies that use technology to change the delivery of financial services.
• Net income of $22.5 million, a 40% increase over 2002. • Loan portfolio at $2.0 billion, a 9% increase over 2002. • Core deposits of $1.8 billion, a 16% increase year-over-year. • Credit losses below long-term targets.	○ Net income of $1.8 million, compared to a net loss of $0.1 million in 2002. ○ Lease and loan portfolio totaled $463.4 million at year-end, a 34% increase. ○ Improving credit quality. ○ Expansion focused on vendor programs and franchise financing.	○ Net loss of $2.3 million. ○ $3.5 million carrying value, 0.8% of total equity.

Dear Shareholder

Two thousand three was, in total, a successful year for Irwin Financial. On a consolidated basis, Irwin Financial achieved record earnings for the 14th year in a row.

- Low interest rates through three-quarters of the year drove mortgage originations nationwide to an unprecedented level of $3.8 trillion. Our mortgage company, Irwin Mortgage, provided financing for approximately 150,000 homeowners originating $22.7 billion of new mortgages in 2003. This volume produced a record level of profits in mortgage banking.
- Our commercial banking line of business increased earnings 40% over the previous year.
- After a slow start, commercial finance returned to profitability for the full year.
- We experienced disappointing performance in the first half of the year in our home equity line of business, as we dealt with credit challenges produced by the lingering effects of the recession and slow recovery. However, home equity demonstrated improving results in the second half, albeit not yet to satisfactory levels.
- As we ended the year, most of our indicators of credit quality had improved, positioning us well for good performance in 2004.

Net revenues grew 37% year-over-year from $404.6 million to $553.6 million. Net income increased to $72.8 million from $53.3 million at the end of 2002. Earnings per share of $2.45 increased 30% and return on equity ended the year at 18.4%. For the 12th straight year, we exceeded our long-term profitability goals in return on equity. Over the past ten years, we have had an average ROE of 20.7% and have grown EPS at a compound annual rate of 21%. Shareholders enjoyed a total return for our common stock in 2003 of 92%.

Consolidated Net Income and ROE



$ Millions
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Net Income
Return on Equity

Our corporate strategy is to position the Corporation as

- an interrelated group of
- focused lines of business
- providing customized banking services to consumers and small businesses, and
- optimizing the productivity of our capital.

The objective of this strategy is to create creditworthy, profitable growth over the long term.

Another way to describe this concept is as a "Balanced Revenue Strategy" by which we mean we have assembled a strategic mix of product lines whose performance normally responds in a different and complementary manner to changes in interest rates and economic conditions. In the following pages, we will illustrate the concept of our Balanced Revenue Strategy using 2003 as an example of its success.

Balanced Revenue Model


When Interest Rates Fall
Normally Due to a Weak Economy
Effect of Higher Credit Expense
and Lower Loan Growth
Mortgage Banking
Commercial Banking
Home Equity Lending
Commercial Finance
Servicing
Production

Within the mortgage banking line of business, our most interest rate sensitive activity, we attempt to balance the size and risk of our mortgage production franchise with that of the mortgage servicing portfolio. These parts of our business are directly, but inversely affected by changes in interest rates. The net result, however, is that mortgage banking is generally benefited by falling rates and harmed by rising rates. Our credit-risk intensive businesses—small business commercial lending and second mortgage consumer lending—generally react in a counter-cyclical manner to the net effect of our mortgage operation. Low interest rates and a weak economy through most of 2003 were good for our mortgage production business, but caused a reduction of value in our mortgage servicing and our credit risk portfolios. As seen in the chart above, when interest rates fall, our mortgage production helps offset higher credit costs and other factors at our other lines of business.

On the contrary, when interest rates rise with an improving economy—the environment most economists believe began in the fourth quarter of 2003 and is likely to continue into 2004—the opposite is true.

Balanced Revenue Model



When Interest Rates Rise
Normally Due to a Strengthening Economy
Effect of Lower Credit Expense
and Higher Loan Growth
Mortgage
Banking
Commercial
Banking
Home Equity
Lending
Commercial
Finance
Production
Servicing

The arrows in these graphs are meant only to indicate the normal direction of the effect of changes in interest rates and economic conditions. They do not indicate relative scale. Our mortgage production operation is significantly larger in relative terms than any of our other operations. Therefore, we seek to balance the impact of the variability in mortgage production on our consolidated results with investments in all the other aspects of our business that are inversely correlated. Over time, this balance has worked well, allowing us to achieve record profits in each of the past 14 years, despite substantial volatility in interest rates and economic conditions, in large part because of this strategy.

In 2004, based on observation of current conditions and third-party forecasts of rising interest rates, we believe mortgage production will decline, but the value of our servicing portfolio should, in turn, increase. In addition, a strengthening economy should, over time, lower credit costs in our portfolio businesses, allowing their performance to improve.

The strong results of 2003 laid a solid foundation for 2004. We ended the year with capital to risk-weighted assets of 15.1%—significantly above our minimum target ratio of 11.0%. This buffer provides us with meaningful capacity to grow in 2004 and beyond. In spite of the expected significant decline in mortgage production, we currently expect to be able to increase earnings again in 2004. The strength of our strategy lies in the complementary reactions of our diversified lines of business to economic cycles. For more details on the way we think about strategy, please see page 17.

Review of Line of Business Results in 2003

Mortgage Banking

As the mortgage refinance boom of 2002 and 2003 ends, we believe our first mortgage business is better prepared than we were five years ago when the last mortgage boom ended. Irwin Mortgage originated over $22 billion in first mortgage loans in 2003, a record year. Assuredly, historically low interest rates were reflected in our 99% year-over-year growth in originations, but we also benefited significantly from channel and market share expansion. As we noted a year ago, we now have distribution systems in each of the traditional channels in mortgage banking, having added a correspondent division in late 2002. In 2003, this channel contributed approximately 28% of our total originations.

We have been through these refinance-induced booms before (in 1993 and 1998). In the sharp post-refinance period production declines that followed, our investments in mortgage servicing and our credit portfolio lines of business provided the offset that kept consolidated profits growing. Recognizing this pattern, in 2003, we purposefully grew our mortgage servicing portfolio to $29.6 billion at the end of the year, a 77% increase from December 31, 2002, by retaining the servicing rights on the majority of loans we originated.

Mortgage Servicing Portfolio



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2003
Conventional Servicing
Government/State Servicing

At Irwin Mortgage we have long specialized in serving first-time home buyers. We strive to be responsive to the financing needs of these customers. For example, because homeownership rates among non-Caucasians in the U.S. are significantly below national average ownership rates, we have developed production strategies, servicing platforms, and partnerships with government agencies to focus on narrowing this gap. We have a higher market share among minority and other first-time homeowner groups as a result. Our focus on first-time home buyers is evidenced by our overall national ranking in mortgage lending compared to our ranking in lending targeted to customers utilizing FHA- and VA-assisted ownership programs. We are the nation's 30th largest lender, but the 10th largest issuer of GNMA securities (comprised of FHA and VA loans). Household formation among minorities is growing at a rate 3–5 times faster than among Caucasians. This foundation of our business provides opportunities for us to serve new borrowers as they purchase homes, and continue to serve them when they refinance in the future.

Commercial Banking

Net income in our commercial banking line of business was $22 million in 2003, a 40% increase from 2002. Irwin Union Bank has organically grown its loan portfolio to $2.0 billion. In addition, during 2003, we experienced an improved overall credit outlook for this portfolio.

Our growth strategy at Irwin Union Bank is to focus on serving the owners of small businesses in selected parts of the Midwest and Rocky Mountain states through experienced, local lenders who have expertise at serving their market. We can offer a combination of size and flexibility to meet our customers' needs. We have invested heavily in our credit function, resulting in asset quality measures that have consistently been better than peer institutions.

Core Deposit Growth



$ Millions
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2003

In addition, core deposits grew 16% year-over-year. We began focusing on deposit growth in the 1999 time frame. Since then, our core deposits have almost tripled. Strengthening our deposit base offers us a lower cost of funding, mitigating the effect of lower interest rates on net interest margins.

Home Equity Lending

The results of our home equity lending business, particularly in the first half of the year, were a significant disappointment to us in 2003. Our performance was far below our standard. We expect to build on the improvements we realized in the second half of the year.

Our home equity lending line of business is our second line that serves consumers with mortgage products. Unlike our first mortgage business, we do take credit risks on these loans. Until late 2002, we provided second mortgage products to many borrowers whose credit quality was just shy of "prime." In other words, a number of our customers would not have qualified for the best rates offered by banks. We offered loans up to 125% of the appraised value of a home to the most creditworthy members of this group. We believed that since these borrowers had performed well (although not perfectly) with unsecured credit held by other lenders, their credit performance would be better with credit secured by their personal residences. While in general this proved to be true, we have also found that these borrowers were among the most negatively affected by the recent recession. Our credit losses on these customers began rising in mid-2001 and continued to rise beyond our expectations throughout 2002 and most of 2003.

In response, we significantly changed our underwriting practices in late 2002 to address these credit problems. We purposefully raised the minimum credit quality bar on new originations and meaningfully reduced the population of borrowers to whom we would lend more than the appraised value of their home. We are pleased to report that credit quality measures on more recent production have improved significantly and are now in line with our expectations. We believe this reflects improved conditions for our borrowers as well as our enhanced credit standards.

Largely reflecting these credit expenses taken during the year, Irwin Home Equity lost $23.9 million in the first half of 2003, before returning to profitability in the third and fourth quarters—although not yet back to our target levels of return. We believe we have taken the right steps for home equity to continue to be profitable throughout 2004.

Commercial Finance

Irwin Commercial Finance posted net income of $2 million for 2003, as compared to a loss of $0.1 million a year earlier. This business serves small business customers by offering small-ticket vendor-based lending in the U.S. and Canada and franchise lending to the quick service restaurant sector in the U.S. Our lease and loan portfolio has grown to $463 million since this business started in early 2000. Credit performance in this line of business improved in 2003. The franchise finance segment is already meeting our return targets, while the entire line of business continues to advance toward our long-term expectations.

Venture Capital

Irwin Ventures lost $1.7 million in 2003, compared to a $2.5 million loss in 2002. As of December 31, 2003, the carrying value of our private equity portfolio was $3.5 million. Irwin Ventures makes early stage investments in companies using technology to change the way financial services are delivered. While this line of business is an important way in which we keep abreast of changes in financial technologies, our net investment at less than 1% of our equity base is relatively small. Strategically, we think of this activity as a form of research and development for our Corporation.

Long-Term Outlook

We are optimistic about 2004 and beyond. With 14 straight years of record earnings, the bar keeps getting higher, but we believe we have invested in growing and dynamic portions of the financial services business. In each of our lines of business, we believe we are focusing on the right segments. While 2003 was extraordinary for the successes in mortgage banking and disappointments in home equity lending, on balance, it was a good year. We are excited about the opportunity to address the challenges of our past mistakes and pursue new avenues of growth. We believe we are well positioned to meet our long-term objectives.

The People of Irwin Financial

As has always been the case at Irwin, our ability to continue to add value for our shareholders and other stakeholders fundamentally rests on the skills, passion and integrity of the 3,500 women and men who work for us. The last few years have brought significant challenges and stress as we have had to cope with an increasingly hostile environment for public companies created by the corporate scandals of recent years and the reactions to them. Our challenge has been and will continue to be to adapt our processes and systems to the increased risk management and regulatory requirements placed upon us without losing our ability to focus on and serve the needs of our stakeholders better than other organizations. We must continue to get better at both following an ever-expanding set of regulations and meeting customer needs. We are very grateful for the efforts of each member of the Irwin family for aligning their business thinking and decision making with our Core Values and Beliefs.

John T. Hackett

John Hackett is retiring from our Board of Directors after 22 years of service. In 1981—the year in which John joined the board of Irwin Union Corporation (as we were then called)—the company took its first bold step outside of retail and commercial banking and outside of the single Indiana county in which it had operated for 110 years by acquiring the Inland Mortgage Company of Indianapolis (now Irwin Mortgage). Over the ensuing two decades of his service as a director, John's insights and guidance have been invaluable in helping the Corporation grow 47-fold in revenues, 240-fold in net income, and 125-fold in market capitalization. A finer representative of the interests of all our stakeholders would be hard to find. He will be missed. We wish him the best in his retirement.

Stock Price

In 2003, an investment in Irwin Financial stock produced a total return, including dividends, of 92%, compared to total returns from the Russell 2000 and Russell 2000 Financial Services indices of 47% and 39%, respectively. As shown in the chart below, our stock began the year at $16.50, reached a high of $32.15 and ended the year at $31.40.

2003 Common Stock Price and Volume


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Annual Meeting

We invite all shareholders to attend our Annual Meeting to be held at 4:00 pm on April 8, 2004. Our meeting will be held at the Holiday Inn Conference Center in Columbus, Indiana, which is located on the northeast corner of the intersection of Interstate 65 and State Road 46. The meeting slides and audio presentations will also be available through our investor relations portion of our website at www.irwinfinancial.com. We hope you can join us.

Will Miller
Chairman & CEO

Guiding Philosophy: What We Believe

Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:

We believe the purpose of our business is to create superior value for all of our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and the pursuit of the highest standards.

Throughout the Corporation, we use a collection of statements concerning what we believe about people, business, organizations and life—which we call our Core Values and Beliefs—to explain the six central concepts of this philosophy and to influence our decision making. These are not rules that always apply to every situation. Rather, they are principles that are often helpful in deciding what course of action is most consistent with our corporate values.

Sometimes we face dilemmas when two or more of these principles are in conflict. In these cases, it is important to remember that principled decision making in the real world always requires judgment. The following is a very brief summary of our Core Values and Beliefs.

- Our purpose is to **create superior value**, which means meeting the evolving needs of people, both individually and in groups, better than other organizations like us.
- We must do this **for all our stakeholders** (customers, employees, shareholders, suppliers, communities, and society as a whole) in an appropriate balance and while improving the tradeoffs between and among our stakeholders' interests over time.
- We value a **dedication to service** as shown by the characteristics of placing service to others above self-interest and of demonstrating a genuine customer focus.
- We believe in **treating others as we would want to be treated** by showing respect for all individuals, pursuing a cooperative approach in our dealings with others, remembering the importance of our people and their diverse skills in everything we do, and having fun as we work.
- Our **long-term orientation** causes us to embrace change rather than fear it, to commit ourselves to lifelong learning, and to balance self-confidence with humility.
- We pursue the **highest standards** in everything we do, including a commitment to honesty and integrity, honorable competition, management by fact, taking responsibility and being accountable, continuous improvement, and planning.

Mission: What We Want To Be

In the context of our Guiding Philosophy, we have developed a mission statement for Irwin Financial as a whole:

Irwin Financial's Mission is to be the best financial services company, through ethics and excellence, today and tomorrow.

It is important to note how our Mission aligns with our Guiding Philosophy. We think ethical decision making and excellent performance must exist hand-in-hand in order for our business to create value for our stakeholders, in an appropriate balance, over the long term.

Neither our statement of corporate philosophy nor our mission statement accurately describes present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are certainly not perfect. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These are our beliefs about how we ought to behave, how we intend to behave, and what we aspire to be. They act as important standards to which we hold ourselves when assessing our own performance.

Strategy: What We Want To Do

Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than Guiding Philosophy or Mission, Strategy is influenced by external factors.

Our Strategy is to position the Corporation as an interrelated group of focused lines of business providing customized banking services to consumers and small businesses and optimizing the productivity of our capital.

The three principal components of our Strategy are explained in further detail below:

○ **An interrelated group...**

We organize our activities into lines of business, each of which serves a distinct set of customers. Each line of business has its own management team, income statement, balance sheet, and equity base. We set individual performance targets, normally on the basis of creditworthiness, return on equity, and growth over time. Our structure allows the senior management of each line of business to focus their efforts on understanding their customers and meeting the needs of the markets they serve. We believe this approach promotes creativity, responsiveness, motivation, and accountability among the managers of each enterprise. At the same time, the parent company works actively to add value to these lines of business through directly influencing these management teams, exploiting interrelationships, providing certain central services, managing consolidated risks, and making decisions to enter, exit, or restructure lines of business.

. . . of focused lines of business providing customized banking services to consumers and small businesses . . .

Our lines of business focus on the provision of financial services to selected segments of consumers and small business customers. These niches are chosen on the basis of our ability to create value through service for our customers and to get paid for doing so. By differentiating our products and services to these customer groups, we seek to earn a higher rate of return than is available by offering commoditized financial services.

We conceive each of our lines of business as a specialized financial services company. Our two lines of business serving consumers are:

- First mortgage loan production and servicing (Irwin Mortgage);
- Home equity lending to prime homeowners (Irwin Home Equity).

Our three lines of business serving small businesses are:

- Commercial banking in selected markets with a focus on providing financial services to small businesses and their owners (Irwin Union Bank);
- Small-ticket commercial equipment leasing and franchise finance (Irwin Commercial Finance); and
- Venture capital investing in early stage developers of technology for the financial services industry (Irwin Ventures).

As discussed on page 8, our lines of business have also been selected due to the complementary nature of the response in their revenue and profit streams to changes in interest rates and credit cycles. Four of our lines of business—home equity lending, commercial banking, leasing, and venture capital—take risks (such as credit risk) that are generally correlated with the national economy. These businesses tend to do better in strong economies when interest rates are stable or rising and less well when the economy turns down. We balance this exposure to a weak economy with our participation in the mortgage banking business, where we take minimal credit risk as our loans are purchased by secondary market investors, such as Fannie Mae or Freddie Mac, or accompanied by guarantees from federal agencies, such as FHA and VA. The production side of the first mortgage business does best when interest rates are declining, which usually coincides with weaker economic times, providing a counter-cyclical element to our credit-sensitive businesses. In addition, our first mortgage servicing portfolio increases in value when interest rates rise and decreases in value when rates fall, providing, to some extent, a natural offset to the dynamics of the production side of the first mortgage business. Together, these complementary businesses tend to create a more consistent bottom line for the Corporation as a whole than we would achieve if we were in only one of these businesses.

. . . and optimizing the productivity of our capital.

As a bank holding company, Irwin Financial is strictly regulated with a focus on various ratios of equity to assets, primarily for the consolidated Corporation and Irwin Union Bank and Trust, the bank charter through which our lines of business operate. As such, the size of our capital accounts limits the amount of risk we can assume if we are to maintain an adequate cushion above the minimum regulatory capital standards.

Accordingly, our Strategy seeks to balance creditworthy, profitable growth between products and activities that are capital intensive and those that produce additional revenues and profits without adding proportionately to risk (less capital-intensive opportunities).

We call this approach "optimizing the productivity of our capital," because we believe it can produce a stronger, larger stream of revenues and profits from a given capital base than a strategy focused principally on asset growth.

The environment in which we compete changes constantly. Customer needs and expectations evolve in new directions. Former competitors disappear and new ones emerge. The regulatory, economic, technological, and political climates in which we operate vary with time. Therefore, strategy must be a dynamic process that is responsive to our environment.

We review our strategic direction periodically to refine it or change it if necessary. In this way, we hope to remain flexible enough to continue to prosper and grow for decades to come. The path described above continues to help us ensure that our decision making aligns with what we want to do, with what we want to be, and ultimately with what we believe.

Corporate and Subsidiary Locations


British Columbia
Alberta
Washington
Manitoba
Quebec
Oregon
Minnesota
Ontario
Wisconsin
New York
Connecticut
Michigan
Pennsylvania
New Jersey
Nevada
Nebraska
Illinois
Ohio
Indiana
Delaware
Utah
Colorado
Missouri
California
Kentucky
Virginia
Arizona
Tennessee
North Carolina
Oklahoma
New Mexico
South Carolina
Georgia
Texas
Louisiana
Florida
Hawaii

Irwin Financial Corporation serves customers throughout North America.

Irwin Financial Corporation
Consolidated Balance Sheets

Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In thousands, except for shares)		December 31, 2003	December 31, 2002
Assets	Cash and cash equivalents	$ 140,810	$ 157,771
	Interest-bearing deposits with financial institutions	81,166	34,418
	Residual interests	71,491	157,514
	Investment securities—Held-to-maturity (Fair value: $24,971 in 2003 and $5,644 in 2002)	24,956	5,349
	Investment securities—Available-for-sale	67,569	62,599
	Loans held for sale	883,895	1,314,849
	Loans and leases, net of unearned income	3,161,054	2,815,276
	Less: Allowance for loan and lease losses	(64,285)	(50,936)
		3,096,769	2,764,340
	Servicing assets	380,123	174,935
	Accounts receivable	62,045	55,928
	Accrued interest receivable	15,502	15,263
	Premises and equipment	32,208	32,398
	Other assets	131,825	135,028
	Total assets	$ 4,988,359	$ 4,910,392
Liabilities and Shareholders' Equity	Deposits		
	Noninterest-bearing	$ 850,529	$ 821,814
	Interest-bearing	1,352,763	1,170,126
	Certificates of deposit over $100,000	696,370	701,870
		2,899,662	2,693,810
	Short-term borrowings	429,758	993,124
	Collateralized debt	590,131	391,425
	Other long-term debt*	270,184	30,070
	Company-obligated mandatorily redeemable* preferred securities of subsidiary trusts	—	233,000
	Other liabilities	366,364	207,552
	Total liabilities	4,556,099	4,548,981
	Commitments and contingencies		
	Shareholders' equity		
	Preferred stock, no par value— authorized 4,000,000 shares; none issued	—	—
	Common stock, no par value— authorized 40,000,000 shares; issued 29,612,080 shares as of December 31, 2003 and 2002, respectively; including 1,477,778 and 1,840,623 shares in treasury as of December 31, 2003 and 2002, respectively	112,000	112,000
	Additional paid-in capital	1,264	3,606
	Deferred compensation	(504)	(240)
	Accumulated other comprehensive income (loss), net of deferred income tax liability of $120 and benefit of $336 in 2003 and 2002, respectively	182	(1,142)
	Retained earnings	352,647	287,662
		465,589	401,886
	Less treasury stock, at cost	(33,329)	(41,331)
	Total shareholders' equity	432,260	360,555
	Total liabilities and shareholders' equity	$ 4,988,359	$ 4,910,392

*At December 31, 2003, in accordance with FASB Interpretation No. 46, "Consideration of Variable Interest Entities" the Trusts holding trust-preferred securities were not consolidated.

Irwin Financial Corporation
Consolidated Statements of Income

	Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In thousands, except for per share)	2003	For the Year Ended December 31, 2002	2001
Interest income	Loans and leases	$ 241,592	$ 218,718	$ 128,458
	Loans held for sale	104,350	55,336	102,383
	Residual interests	20,651	34,164	32,029
	Investment securities	4,273	3,120	5,155
	Federal funds sold	118	104	257
	Total interest income	370,984	311,442	268,282
Interest expense	Deposits	42,365	54,361	73,340
	Short-term borrowings	14,889	15,003	29,656
	Collateralized debt	15,369	5,932	—
	Other long-term debt	2,325	2,699	2,320
	Preferred securities distribution	24,151	19,800	15,767
	Total interest expense	99,099	97,795	121,083
	Net interest income	271,885	213,647	147,199
	Provision for loan and lease losses	47,583	43,996	17,505
	Net interest income after provision for loan and lease losses	224,302	169,651	129,694
Other income	Loan servicing fees	106,966	73,505	67,362
	Amortization of servicing assets	(135,519)	(62,191)	(38,813)
	Recovery (impairment) of servicing assets	44,516	(146,370)	(11,321)
	Net loan administration income (loss)	15,963	(135,056)	17,228
	Gain from sales of loans	364,644	237,729	257,873
	Gain (loss) on sale of mortgage servicing assets	(271)	14,842	8,394
	Trading losses	(52,242)	(26,032)	(38,420)
	Derivative gains (losses)	(20,986)	125,474	5,959
	Other	22,191	18,039	6,291
	Total other income	329,299	234,996	257,325
Other expense	Salaries	225,348	165,564	170,254
	Pension and other employee benefits	42,608	33,928	26,870
	Office expense	21,804	18,225	14,698
	Premises and equipment	41,746	34,392	31,420
	Marketing and development	15,132	12,296	13,618
	Professional fees	12,417	9,611	10,371
	Other	76,144	44,400	45,588
	Total other expense	435,199	318,416	312,819
	Income before income taxes	118,402	86,231	74,200
	Provision for income taxes	45,585	33,398	28,859
	Income before cumulative effect of change in accounting principle	72,817	52,833	45,341
	Cumulative effect of change in accounting principle, net of tax	—	495	175
	Net income	$ 72,817	$ 53,328	$ 45,516
Earnings per share	Before cumulative effect of change in accounting principle:			
	Basic	$ 2.61	$ 1.97	$ 2.14
	Diluted	$ 2.45	$ 1.87	$ 1.99
	Basic	$ 2.61	$ 1.99	$ 2.15
	Diluted	$ 2.45	$ 1.89	$ 2.00
	Dividends per share	$ 0.28	$ 0.27	$ 0.26

Long-Term Performance 1990–2003

Total Net Revenues

$ Millions



1990 43.3
1991 60.0
1992 94.9
1993 119.4
1994 115.0
1995 143.4
1996 181.1
1997 201.0
1998 272.1
1999 255.3
2000 290.6
2001 387.0
2002 404.6
2003 553.6

Net Income

$ Millions



1990 4.6
1991 6.7
1992 12.9
1993 15.6
1994 18.2
1995 20.1
1996 22.4
1997 24.4
1998 30.5
1999 33.2
2000 35.7
2001 45.5
2002 53.3
2003 72.8

Return on Average Equity

Percent



1990 13.50
1991 16.93
1992 26.51
1993 24.91
1994 23.91
1995 22.60
1996 20.37
1997 19.80
1998 22.77
1999 21.51
2000 20.83
2001 21.82
2002 16.66
2003 18.37

Directors

Sally Abrams Dean
Retired Senior Vice President
Dillon, Read and Co. Inc.
(now UBS Warburg LLC)

David W. Goodrich
President and Chief Executive Officer
Central Indiana Corporate Partnership

John T. Hackett
(Retiring April 2004)
Retired Managing General Partner
CID Equity Partners, L.P.

R. David Hoover
Chairman, President
and Chief Executive Officer
Ball Corporation

William H. Kling
President and Chief Executive Officer
American Public Media Group

Brenda J. Lauderback
Former President
Retail and Wholesale Nine West Group, Inc.

John C. McGinty, Jr.
President
Peregrine Associates, Inc.

William I. Miller
Chairman and Chief Executive Officer
Irwin Financial Corporation

Lance R. Odden
Retired President and Headmaster
The Taft School

Theodore M. Solso
Chairman and Chief Executive Officer
Cummins Inc.

Irwin Miller
Honorary Chairman

Senior Officers

William I. Miller
Chairman and Chief Executive Officer

Thomas D. Washburn
Executive Vice President

Claude E. Davis
Senior Vice President

Gregory F. Ehlinger
Senior Vice President

Matthew F. Souza
Senior Vice President

Lines of Business Senior Officers

Irwin Mortgage

Robert H. Griffith President

Les Acree Senior Vice President, Wholesale Lending

Mark E. Braden Senior Vice President and Chief Information Officer

Duncan Y. Chiu Senior Vice President, Loan Administration

Judson H. Croom, Jr. Senior Vice President, Retail and Correspondent Lending

Katrina J. Crubaugh Senior Vice President, Human Resources

Perry G. Hines Senior Vice President and Chief Marketing Officer

John F. Macke Senior Vice President, Strategy and Business Development

Timothy L. Murphy Senior Vice President and Chief Financial Officer

Erik J. Sorensen Senior Vice President, Secondary Marketing

Irwin Home Equity Corporation

Elena Delgado President

Spencer Carlsen Senior Vice President, Wholesale and Correspondent Loan Production

Edwin K. Corbin Senior Vice President, Business Development and Chief Financial Officer

J. Christopher Huseby Senior Vice President, Direct to Consumer/Retail

Jocelyn Martin-Leano Senior Vice President, Loan Servicing and Asset Resolution

Irwin Ventures

Thomas D. Washburn President

David S. Meyercord Senior Vice President, Investments

Irwin Union Bank and Trust

Bradley J. Kime President and Chief Operating Officer

Wallace W. Harris Executive Vice President, U.S. Banking and Financial Services

Mark D. Higgins Executive Vice President and Chief Credit Officer

Debora L. Cox Senior Vice President, Operations Manager

John S. Hawkins Senior Vice President, Western Regional Manager

Carrie K. Houston Senior Vice President, Human Resources

Timothy P. Robinson Senior Vice President, Investments and Insurance

Joan Tupin-Crites Senior Vice President, General Counsel

Robert A. Walters Senior Vice President, Deposits and Retail Banking

Irwin Commercial Finance

Joseph R. LaLeggia President

Laurie A. Bakke Senior Vice President, U.S. Small Ticket

Mark L. Cannon Senior Vice President, Canadian Small Ticket

G. Robert Murphy Senior Vice President, Risk Management

John Rinaldi Senior Vice President, Franchise Finance

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on our expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. In addition, our past results of operations do not necessarily indicate our future results. Words that convey our beliefs, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things, statements and assumptions about:

- our plans and strategies, including our balanced revenue model, and the results of implementing our plans and strategies;
- our projected revenues and earnings and our expectations for growth;
- the anticipated effects of recent events and forecasted economic conditions on our businesses and customers;
- projected trends or potential changes in our asset quality, asset valuations or other financial performance measures; and
- any other items that are not historical facts.

Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to: potential changes in and volatility of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our servicing portfolios, including short-term swings in valuation of the portfolios due to quarter-end secondary market interest rates, which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our assets; deterioration in the carrying value of our other assets, including securities and other assets; difficulties in delivering products to the secondary market as planned; difficulties in expanding our businesses or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules; disclosure or consumer lending rules or rules affecting corporate governance; changes in applicable accounting policies or principles or their application to our business; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission.

Shareholder Information

Capital Securities (Publicly Traded)

Common Stock NYSE:IFC
Transfer Agent National City Bank
Contact Information 800-622-6757

IFC Capital Trust II NYSE:IFC.O
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust III NYSE:IFC.N
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust VI NYSE:IFC PrM
Transfer Agent US Bank Trust National Association
Contact Information 800-934-6802

Form 10-K

Copies of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be accessed electronically through the Internet at: www.irwinfinancial.com or contact:

Gregory F. Ehlinger
Senior Vice President, CFO
Irwin Financial Corporation
P.O. Box 929
Columbus, Indiana 47202-0929

Irwin Financial Corporation is an equal opportunity employer.

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